UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_________

SUBMITTED HEREWITH

Exhibits:

99.1    Financial Statements for the Period Ended September 30, 2011
99.2    Management’s Discussion & Analysis for the Period Ended September 30, 2011
99.3    Form 52-109F2 – CEO Certification
99.4    Form 52-109F2 – CFO Certification
99.5    News Release dated 14 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.
(Registrant)

Date:  14 November 2011                                    By:  /s/ A. Tsonis
Title:  Corporate Controller